UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

AMENDMENT NO. 2

to

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________

YATRA ONLINE, INC.

(Name of Subject Company)

_____________________________

MAGNA HOLDINGS LTD.

(Offeror)

_____________________________

ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

_____________________________

G98338109

(CUSIP Number of Class of Securities)

_____________________________

Anita Mitesh Master
Magna Holdings Ltd.
Director of Operations
c/o Spearfin Ltd
4th Floor Standard Chartered Tower, Cybercity
19 Bank Street, Ebene 72201
Republic of Mauritius
+44 (756) 142-8939

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Scott N. Naturman

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(202) 837-6000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2026, and amended and restated on September 11, 2026 (together with this Amendment No. 2, the “Schedule TO”), by Magna Holdings Ltd., a British Virgin Islands private company limited by shares (the “Purchaser,” “Magna,” “we” or “us”). The Schedule TO relates to the offer by the Purchaser to purchase up to 20,000,000 outstanding ordinary shares, par value $0.0001 per share (the “Shares”), of Yatra Online, Inc. (the “Company”), at $1.10 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 11, 2026, as amended by Amendment No. 1 thereto dated September 18, 2026 (collectively, the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which Amendment No. 1 is attached hereto as Exhibit (a)(1)(i)(A). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all the items of the Schedule TO.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Item 12 is hereby amended by adding new Exhibit (a)(1)(i)(A) thereto as follows:

(a)(1)(i)(A)	Amendment No. 1 to Amended and Restated Offer to Purchase dated September 18, 2026.

Amendments to the Other Exhibits in the Schedule TO.

All references in (A) the Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9); (B) the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iii) to the Schedule TO); (C) the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv) to the Schedule TO); and (D) the Form of Summary Advertisement, dated August 19, 2026 (Exhibit (a)(1)(vi) to the Schedule TO) to (1) “the Offer to Purchase, dated August 19, 2026” are hereby amended and replaced with “the Amended and Restated Offer to Purchase, dated September 11, 2026 as amended on September 18, 2026”).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2026

MAGNA HOLDINGS LTD.

By:	/s/ Anita Mitesh Master Name: Anita Mitesh Master Title: Director of Operations

By:	/s/ Tanuja Nair Name: Tanuja Nair Title: Director

By:	/s/ Bibi Nafichia Auckbaraullee Name: Bibi Nafichia Auckbaraullee Title: Director

EXHIBIT INDEX

(a)(1)(i)(A)    Amendment No. 1 to Amended and Restated Offer to Purchase dated September 18, 2026.

SCHEDULE A

Schedule A is hereby amended in its entirety to read in full as follows:

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Anita Mitesh Master, Director	Director of Operations	c/o Spearfin Ltd, 4th Floor Standard Chartered Tower, Cybercity, 19 Bank Street, Ebene 72201, Republic of Mauritius	British citizen
Tanuja Nair, Director	Director of Magna	4th Floor, Standard Chartered Tower, 19 Bank Street, Cybercity, Ebene 72201, Mauritius	Mauritian Citizen
Bibi Nafichia Auckbaraullee, Director	Director of Magna	4th Floor, Standard Chartered Tower, 19 Bank Street, Cybercity, Ebene 72201, Mauritius	Mauritian Citizen

Material occupations, positions, offices or employment during the past five years for each of the three above-named persons.

Anita Mitesh Master
Dates of Occupation	Position	Organization & Country	Description of Principal Business
September 2024 to Present	Operations Head	Capitis Advisors Ltd., UK	Management, advisory and consultancy services
December 2022 to Present	Director	Trufort Fund Limited, Mauritius	Fund based in Mauritius
June 2018 to Present	Director	GSV REO Limited, BVI	Investment activity
June 2013 to Present	Director	Hypnos Fund Limited, Mauritius	Fund based in Mauritius
December 2013 to August 2024	Manager	Warden Baker UK Limited, UK	Management, advisory and consultancy services

Tanuja Nair
Dates of Occupation	Position	Organization & Country	Description of Principal Business
May 2024 to Present	Director	Moorebay Capital Ltd	Management consultancy services
May 2020 to Present	Member, Investment Committee	AFRI LIFE Insurance Private Pension Plan	Pension fund administration
April 2020 to Present	Independent Director	Various FSC-regulated entities	Investment funds and financial services activities
January 2020 to Present	Independent Business Consultant	Self-employed	Business and management consultancy
June 2022 to January 2024	Deputy Chief Executive Officer	Silver Bank Ltd	Banking and financial services
May 2020 to August 2022	Director; Chairperson of the Corporate Governance & Remuneration Committee; Chairperson of the Compliance Committee	AFRI LIFE Insurance Ltd	Long-term insurance business

Bibi Nafichia Auckbaraullee
Dates of Occupation	Position	Organization & Country	Description of Principal Business
May 2026 to Present	Director of various entities administered by SpearFin Ltd	Various entities administered SpearFin Ltd	Corporate governance, fiduciary and investment holding activities
October 2024 to May 2026	Head of Corporate	SpearFin Ltd	Corporate and fiduciary services
July 2016 to September 2024	Senior Corporate Manager	Apex Fund Services (Mauritius) Ltd	Fund administration and corporate services